EXHIBIT 99.1

February 6, 2017

United States Lime & Minerals, Inc.

5429 LBJ Freeway

Suite 230

Dallas, Texas 75240

Ladies and Gentlemen:

Pursuant to your request, we have prepared estimates of the extent and value of the net proved developed producing condensate, natural gas liquids (NGL), and gas reserves, as of December 31, 2016, of certain selected properties in which United States Lime & Minerals, Inc. (US Lime) has represented that it owns an interest. This evaluation was completed on February 6, 2017. US Lime has represented that these properties account for 100 percent on a million cubic feet net equivalent basis of US Lime’s net proved reserves as of December 31, 2016. The reserves are located in the Newark East field in Johnson County, Texas. The net proved reserves estimates prepared by us have been prepared in accordance with the reserves definitions of Rules 4–10(a)(1)–(32) of Regulation S–X of the Securities and Exchange Commission (SEC) of the United States. This report was prepared in accordance with guidelines specified in Item 1202(a)(8) of Regulation S–K and is to be used for inclusion in certain SEC filings by US Lime.

Reserves estimates included herein are expressed as net reserves. Gross reserves are defined as the total estimated petroleum remaining to be produced from these properties after December 31, 2016. Net reserves are defined as that portion of the gross reserves attributable to the interests owned by US Lime after deducting all interests owned by others.

Estimates of condensate, NGL, and gas reserves and future net revenue should be regarded only as estimates that may change as further production history and additional information become available. Not only are such reserves and revenue estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

Data used in this evaluation were obtained from reviews with US Lime personnel, from US Lime files, from records on file with the appropriate regulatory agencies, and from public sources. Additionally, this information includes data supplied by IHS Global, Inc.; Copyright 2016 IHS Global, Inc. In the preparation of this report we have relied, without independent verification, upon such information furnished by US Lime with respect to property interests, production from such properties, current costs of operation and development, current prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. A field examination of the properties was not considered necessary for the purposes of this report.

Definition of Reserves

Petroleum reserves estimated by us included in this report are classified as proved. Only proved reserves have been evaluated for this report. Reserves classifications used by us in this report are in accordance with the reserves definitions of Rules 4–10(a) (1)–(32) of Regulation S–X of the SEC. Reserves are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. In the analyses of production-decline curves, reserves were estimated only to the limit of economic rates of production under existing economic and operating conditions using prices and costs consistent with the effective date of this report, including consideration of changes in existing prices provided only by contractual arrangements but not including escalations based upon future conditions. The petroleum reserves are classified as follows:

Proved oil and gas reserves – Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i) The area of the reservoir considered as proved includes:

(A) The area identified by drilling and limited by fluid contacts, if any, and (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12‑month period prior to the ending date of the period covered by the report, determined as an un-weighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Developed oil and gas reserves – Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Undeveloped oil and gas reserves – Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in Rule 4–10(a), or by other evidence using reliable technology establishing reasonable certainty.

Methodology and Procedures

Estimates of reserves were prepared by the use of appropriate geologic, petroleum engineering, and evaluation principles and techniques that are in accordance with practices generally recognized by the petroleum industry as presented in the publication of the Society of Petroleum Engineers entitled “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information (Revision as of February 19, 2007).” The method or combination of methods used in the analysis of each reservoir was tempered by experience with similar reservoirs, stage of development, quality and completeness of basic data, and production history.

Based on the current stage of field development, production performance, the development plans provided by US Lime, and the analyses of areas offsetting existing wells with test or production data, reserves were classified as proved developed producing.

The properties evaluated in this report produce from the Barnett Shale. Proved developed producing reserves were estimated by the application of decline curves using a hyperbolic curve with a 6-percent exponential tail that was terminated at the limit of economic production.

In the preparation of this study, gross production estimated through December 31, 2016, was deducted from gross ultimate recovery to arrive at the estimates of gross reserves. For certain properties this required that the production rates be estimated for up to 2 months, since production data from these properties were available only through October 2016. The development status shown herein represents the status applicable on December 31, 2016.

Gas quantities estimated herein are expressed as sales gas. Sales gas is defined as the total gas to be produced from the reservoirs, measured at the point of delivery, after reduction for fuel use, flare, and shrinkage resulting from field separation and processing. Gas quantities are expressed at a temperature base of 60 degrees Fahrenheit and at a pressure base of 14.65 pounds per square inch absolute. Gas quantities included herein are expressed in thousands of cubic feet (Mcf). Condensate reserves estimated herein are those to be recovered by conventional lease separation. NGL reserves are those attributed to the lease according to processing agreements. Condensate and NGL reserves included herein are expressed in barrels (bbl) representing 42 United States gallons per barrel.

Primary Economic Assumptions

Values of proved developed producing reserves in this report are expressed in terms of estimated future gross revenue, future net revenue, and present worth. Future gross revenue is that revenue which will accrue to the evaluated interests from the production and sale of the estimated net reserves. Future net revenue is calculated by deducting estimated production taxes, ad valorem taxes, operating expenses, and abandonment costs from the future gross revenue. Operating expenses include field operating expenses, transportation expenses, compression charges, and an allocation of overhead that directly relates to production activities. Future income tax expenses were not taken into account in the preparation of these estimates. Present worth of future net revenue is calculated by discounting the future net revenue at the arbitrary rate of 10 percent per year compounded annually over the expected period of realization. Present worth should not be construed as fair market value because no consideration was given to additional factors that influence the prices at which properties are bought and sold.

Revenue values in this report were estimated using prices and costs provided by US Lime. Future prices were estimated using guidelines established by the SEC and the Financial Accounting Standards Board (FASB). The assumptions used for estimating future prices and expenses are as follows:

Condensate and NGL Prices

Condensate and NGL price differentials for each property were provided by US Lime. The prices were calculated using these differentials to a posted West Texas Intermediate (WTI) price of $42.60 per barrel and were held constant for the lives of the properties. The WTI price of $42.60 per barrel is the 12-month average price calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to December 31, 2016. The volume-weighted average prices over the lives of the properties were $40.04 per barrel of condensate and $16.61 per barrel of NGL.

Gas Prices

Gas price differentials for each property were provided by US Lime. The prices were calculated using these differentials to a Henry Hub price of $2.50 per million British thermal units ($/MMBtu) and were held constant for the lives of the properties. The Henry Hub price of $2.50 per MMBtu is the 12‑month average price calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to December 31, 2016. British thermal unit factors were provided by US Lime and used to convert prices from $/MMBtu to dollars per thousand cubic feet ($/Mcf). The volume-weighted average price over the lives of the properties was $2.649 per thousand cubic feet of gas.

Production and Ad Valorem Taxes

Production taxes were calculated using the tax rates for Texas. Ad valorem taxes were calculated using rates provided by US Lime based on historical payments.

Operating Expenses and Abandonment Costs

Estimates of operating expenses, provided by US Lime and based on current expenses, were held constant for the lives of the properties. Abandonment costs were provided by US Lime for all properties.

Our estimates of US Lime’s net proved developed producing reserves attributable to the reviewed properties were based on the definitions of proved reserves of the SEC and are summarized as follows, expressed in barrels (bbl) and thousands of cubic feet (Mcf):

	Net Reserves
	Condensate (bbl)	NGL (bbl)	Sales Gas (Mcf)
Proved Developed Producing	139	451,669	3,925,905

The estimated future revenue and costs to be derived from the production and sale of US Lime’s net proved developed producing reserves of the properties evaluated, as of December 31, 2016, are summarized as follows, expressed in thousands of dollars (M$):

Proved Developed Producing (M$)
Future Gross Revenue	17,908
Production and Ad Valorem Taxes	1,199
Operating Expenses	7,034
Abandonment Costs	169
Future Net Revenue	9,506
Present Worth at 10 Percent	5,661

Note: Future income taxes have not been taken into account in the preparation of these estimates.

In our opinion, the information relating to estimated proved reserves, estimated future net revenue from proved reserves, and present worth of estimated future net revenue from proved reserves of condensate, natural gas liquids, and gas contained in this report has been prepared in accordance with Paragraphs 932‑235‑50-4, 932-235-50-6, 932-235-50-7, 932-235-50-9, 932-235-50-30, and 932‑235-50-31(a), (b), and (e) of the Accounting Standards Update 932-235-50, Extractive Industries – Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures (January 2010) of the Financial Accounting Standards Board and Rules 4–10(a)(1)–(32) of Regulation S–X and Rules 302(b), 1201, and 1202(a)(1),(2), (3), (4), (8) of Regulation S–K of the Securities and Exchange Commission; provided, however, (i) future income tax expenses have not been taken into account in estimating the future net revenue and present worth values set forth herein and (ii) estimates of the proved developed reserves are not presented at the beginning of the year.

To the extent the above-enumerated rules, regulations, and statements require determinations of an accounting or legal nature, we, as engineers, are necessarily unable to express an opinion as to whether the above-described information is in accordance therewith or sufficient therefor.

While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its condensate and gas reserves, we are not aware of any such governmental actions which would restrict the recovery of the December 31, 2016, estimated condensate, NGL, and gas reserves.

DeGolyer and MacNaughton is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world since 1936. DeGolyer and MacNaughton does not have any financial interest, including stock ownership, in US Lime. Our fees were not contingent on the results of our evaluation. This letter report has been prepared at the request of US Lime. DeGolyer and MacNaughton has used all assumptions, data, procedures, and methods that it considers necessary and appropriate to prepare this report.

Submitted,

DeGOLYER and MacNAUGHTON Texas Registered Engineering Firm F‑716

/s/ Gregory K. Graves, P.E. Senior Vice President

CERTIFICATE of QUALIFICATION

I, Gregory K. Graves, Petroleum Engineer with DeGolyer and MacNaughton, 5001 Spring Valley Road, Suite 800 East, Dallas, Texas, 75244 U.S.A., hereby certify:

1.

That I am a Senior Vice President with DeGolyer and MacNaughton, which company did prepare the letter report addressed to United States Lime & Minerals, Inc. dated February 6, 2017, and that I, as Senior Vice President, was responsible for the preparation of this letter report.

2.

That I attended the University of Texas at Austin, and that I graduated with a Bachelor of Science degree in Petroleum Engineering in the year 1984; that I am a Registered Professional Engineer in the State of Texas; that I am a member of the International Society of Petroleum Engineers and the Society of Petroleum Evaluation Engineers; and that I have in excess of 32 years of experience in oil and gas reservoir studies and reserves evaluations.

/s/ Gregory K. Graves, P.E.
Senior Vice President
DeGolyer and MacNaughton